UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Wipro Limited

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Karnataka, India

(Jurisdiction of Subject Company’s Incorporation or Organization)

Wipro Limited

(Name of Person(s) Furnishing Form)

American Depositary Shares, each represented by one

Equity Share, par value ₹ 2/- per share.

(Title of Class of Subject Securities)

97651M109

(CUSIP Number of Class of Securities (if applicable))

M Sanaulla Khan, Senior Vice President & Company Secretary

Doddakannelli

Sarjapur Road

Bengaluru, Karnataka 560035, India +91-80-2844-0011

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Lianna Whittleton

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 493-9300

To be determined.

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibits:

99.1	Notice to holders of American Depositary Shares(1)

99.2	Tax Disclosures and Limitations of Liability for Holders of American Depositary Shares(1)

99.3	Notice regarding availability of informational materials for holders of American Depositary Shares(1)

99.4	Public Announcement

99.5	Press Release

99.6	Notice to holders of American Depositary Shares

(1)	Previously furnished as an exhibit to the Form CB filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2026.

Item 2. Informational Legends

(1)	Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission on April 22, 2026.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WIPRO LIMITED

By:	/s/ M Sanaulla Khan
Name: M Sanaulla Khan
Title: Senior Vice President & Company Secretary

Date: May 26, 2026